Exhibit 99.3

Consolidated Financial Statements of

AnorMED Inc.

Years ended March 31, 2006, 2005 and 2004

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and have been approved by the Board of Directors.  The integrity and objectivity of these financial statements are the responsibility of management.  In addition, management is responsible for all other information in the annual report and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

In support of this responsibility, AnorMED Inc. maintains systems of internal accounting and administrative controls to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.  When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances.  These consolidated financial statements may include certain amounts based on estimates and judgments.  Management has determined such amounts on a reasonable basis to ensure that the consolidated financial statements are presented fairly in all material respects.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control.  The Board carries out this responsibility principally through its Audit Committee.  The Audit Committee is appointed by the Board and is comprised solely of independent directors.  The Audit Committee meets periodically with management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the consolidated financial statements and the external auditors’ report.

The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders.  The Audit Committee also considers, for review by the Board and approval by the shareholders, the re-appointment of the external auditors.

The consolidated financial statements have been audited on behalf of the shareholders by KPMG LLP, the external auditors, in accordance with the Standards of the Public Company Accounting Oversight Board (United States) for the year ended March 31, 2006, and in accordance with Canadian generally accepted auditing standards for the years ended March 31, 2005 and 2004.  Their report follows.  The external auditors meet independently with and have full and free access to the Audit Committee with respect to their findings concerning the fairness of the financial reporting and the adequacy of internal controls.

/s/ Kenneth Galbraith

/s/ William J. Adams

Kenneth Galbraith

William J. Adams

Acting Chief Executive Officer

Chief Financial Officer

Secretary and Treasurer

May 12, 2006, except for note 14 (b)

 which is as of June 2, 2006

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of AnorMED Inc.

We have audited the consolidated balance sheets of AnorMED Inc. as at March 31, 2006 and 2005 and the consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the three year period ended March 31, 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

For the year ended March 31, 2006, we conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (Untied States).  For the years ended March 31, 2005 and 2004, we conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at March 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2006 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

May 12, 2006, except for note 14 (b)

 which is as of June 2, 2006

AnorMED Inc.

Consolidated Balance Sheets

(Expressed in thousands of Canadian dollars, except share numbers)

As at March 31

	2006	2005
Assets
Current assets:
Cash and cash equivalents	$56,758	$57,834
Short-term investments	5,492	7,440
Accounts receivable	504	513
Prepaid expenses	1,353	1,001
Current portion of security deposit (note 8)	100	-
	64,207	66,788
Security deposit (note 8)	-	100
Long-term investment (note 3)	282	292
Property and equipment, net (note 4)	3,679	3,040
	$68,168	$70,220
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 11)	$9,034	$4,709
Shareholders' equity:
Share capital (note 5):
Authorized:
Unlimited number of common shares without par value
Unlimited number of preferred shares without par value
Issued and outstanding:
41,229,405 common shares (2005 – 31,829,493)	187,683	153,786
Additional paid-in capital	2,891	1,698
Accumulated deficit	(131,440)	(89,973)
	59,134	65,511
	$68,168	$70,220

Collaborative agreements (note 7)

Commitments and contingencies (note 8)

Subsequent events (note 14)

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/ Jacques Lapointe

Director

/s/ I. Berl Nadler

Director

 AnorMED Inc.

Consolidated Statements of Operations

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended March 31

	2006	2005	2004
Revenue:
Licensing	$295	$24,268	$2,022
Expenses:
Research and development	32,227	19,561	14,808
General and administrative	10,057	6,731	5,101
Amortization	881	886	1,176
	43,165	27,178	21,085
Other income (expense):
Interest income	1,846	1,463	1,487
Foreign exchange gain (loss)	(443)	262	45
Other expense (note 3)	-	(984)	-
	1,403	741	1,532
Net loss	$(41,467)	$(2,169)	$(17,531)
Loss per common share	$(1.20)	$(0.07)	$(0.64)
Diluted loss per common share	$(1.20)	$(0.07)	$(0.64)
Weighted average number of common
shares outstanding (thousands of shares)	34,614	31,799	27,350

See accompanying notes to the consolidated financial statements.

AnorMED Inc..

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of Canadian dollars, except share numbers)

				Additional	Total
	Common shares		Accumulated	paid-in	shareholders’
	Number	Amount	deficit	capital	equity
Balance at March 31, 2003	25,721,848	$ 125,774	$(70,273)	$ 16	$55,517
Issued for cash	11,300	43	-	-	43
Issued for cash on exercise of
options	7,000	21	-	-	21
Issued for cash pursuant to
public financing (note 5(b))	6,000,000	29,400	-	-	29,400
Share issue costs	-	(1,786)	-	-	(1,786)
Stock-based compensation	-	-	-	385	385
Net loss	-	-	(17,531)	-	(17,531)
Balance at March 31, 2004	31,740,148	153,452	(87,804)	401	66,049
Issued for cash	17,450	81	-	-	81
Issued for cash on exercise of
options	71,895	253	-	(22)	231
Stock-based compensation	-	-	-	1,319	1,319
Net loss	-	-	(2,169)	-	(2,169)
Balance at March 31, 2005	31,829,493	153,786	(89,973)	1,698	65,511
Issued for cash	36,950	131	-	-	131
Issued for cash on exercise of
options	737,962	1,769	-	(33)	1,736
Issued for cash pursuant to
public financing (note 5(a))	8,625,000	34,500	-	-	34,500
Share issue costs	-	(2,503)	-	-	(2,503)
Stock-based compensation	-	-	-	1,226	1,226
Net loss	-	-	(41,467)	-	(41,467)
Balance at March 31, 2006	41,229,405	$ 187,683	$(131,440)	$ 2,891	$59,134

See accompanying notes to the consolidated financial statements.

AnorMED Inc.

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)

Years ended March 31

	2006	2005	2004
Cash provided by (used in):
Operations:
Net loss	$(41,467)	$(2,169)	$(17,531)
Items not involving cash:
Amortization	881	886	1,176
Loss on disposal of property and equipment	56	14	21
Licensing revenue received in shares (note 3)	-	(1,312)	-
Unrealized foreign exchange loss on
long-term investment	10	36	-
Loss on revaluation of investments (note 3)	-	984	-
Compensatory stock options (note 5(d))	1,226	1,319	385
Changes in non-cash operating working capital:
Accounts receivable	9	(161)	(101)
Prepaid expenses	(352)	(436)	(34)
Accounts payable and accrued liabilities	4,325	1,041	766
	(35,312)	202	(15,318)
Investments:
Net sale of short-term investments	1,948	17,572	27,860
Security deposit	-	150	-
Proceeds on disposal of property and equipment	18	4	-
Purchase of property and equipment	(1,594)	(1,014)	(475)
	372	16,712	27,385
Financing:
Decrease in capital lease obligations	-	-	(170)
Issuance of shares, net of share issue costs	33,864	312	27,678
	33,864	312	27,508
Increase (decrease) in cash and cash equivalents	(1,076)	17,226	39,575
Cash and cash equivalents, beginning of year	57,834	40,608	1,033
Cash and cash equivalents, end of year	$56,758	$57,834	$40,608

Supplementary information (note 11(b))

See accompanying notes to the consolidated financial statements.

AnorMED Inc.

Notes to the Consolidated Financial Statements

(Tabular amounts are expressed in thousands of Canadian dollars unless otherwise indicated)

Years ended March 31, 2006, 2005 and 2004

1.

OPERATIONS

AnorMED Inc. (the “Company”) is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology.  The Company was incorporated on January 5, 1996 under the Canada Business Corporations Act and commenced operations on April 1, 1996.

On June 3, 2005, the Company incorporated a U.K.-based subsidiary, AnorMED U.K. Limited.  To date, this wholly-owned subsidiary’s sole purpose is to be our legal representative in the E.U. as is now required for carrying on clinical trials in the E.U.

The Company has financed its cash requirements primarily from share issuances, proceeds from the licensing of its technology, including milestone payments, revenue from research and development collaboration services and investment income.  The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada.  All amounts are expressed in Canadian dollars unless otherwise indicated.

(a)

Basis of presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, AnorMED U.K. Limited. All material intercompany balances and transactions have been eliminated.

(b) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recognized amounts of revenue and expenses during each reporting period.  Significant areas requiring the use of management estimates relate to amortization of property and equipment, stock-based compensation, determination of accrued liabilities, and the timing of recognition of revenue.  The reported amounts and note disclosure are determined using management’s best estimates based on assumptions that reflect the most probable set of economic conditions and planned course of actions.  Actual results, however, may differ from the estimates used.

(c) Cash and cash equivalent

Cash and cash equivalents consist of cash on hand, balances with banks, and investments in highly liquid securities that on acquisition have a remaining term to maturity of three months or less.

(d) Short-term investments

Short-term investments consist of bankers’ acceptances, highly liquid investments and low risk commercial paper, having terms to maturity on acquisition of greater than three months. The Company attempts to minimize the credit risk of our short-term investments by investing in a variety of investment grade marketable securities. Short-term investments have varying maturities of less than twelve months and are considered held-to-maturity investments.  Investments are valued at cost, including accrued interest, which approximates fair value.

AnorMED Inc.

Notes to the Consolidated Financial Statements

(Tabular amounts are expressed in thousands of Canadian dollars unless otherwise indicated)

Years ended March 31, 2006, 2005 and 2004

2.    SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Long-term investment

Long-term investment represents a portfolio investment in a marketable security that is accounted for using the cost method and is considered an available-for-sale investment.  The initial investment was recorded at cost and any earnings from the investment are recognized only to the extent received or receivable.  When there is a loss in value of the investment that is other than a temporary decline, the investment is written down to recognize the loss.  The Company’s management reviews the underlying value of the investment on a regular basis by reference to estimated fair value based on established criteria including trading value, anticipated cash flows and profitability of the investee.  Disclosure is made of both the quoted market value and the carrying value of the investment in note 3.

(f) Property and equipment

Property and equipment are recorded at cost less accumulated amortization.  Amortization is provided using the following methods and annual rates:

Asset	Method	Rate
Laboratory equipment	Declining-balance	20%
Office equipment	Declining-balance	20%
Computer equipment	Declining-balance	30%
Computer software	Straight-line	3 years
Leasehold improvements	Straight-line	5 years

Property and equipment, acquired or disposed of during the year, are amortized proportionately for the period they are in use.

If management determines that the carrying value of property and equipment exceeds the recoverable value based on future undiscounted cash flows, an impairment loss would be recognized and such assets would be written down to their fair values.  No impairment relating to property and equipment has been made to date.

(g) Impairment of long-lived assets

Long-lived assets held for use are reviewed for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable.  When the carrying value is not recoverable from future cash flows on an undiscounted basis and the carrying value exceeds the asset’s fair value, an impairment loss is recorded for the excess of the carrying value over the fair value.

(h) Revenue recognition

Revenue from the Company’s collaborative arrangements, including contract research payments and milestone payments received or receivable, is disclosed net of amounts payable to third parties.  Revenue is recognized on an accrual basis in accordance with the contractual arrangements provided that collectability is reasonably assured.   The individual elements are recognized as revenue as described below:

AnorMED Inc.

Notes to the Consolidated Financial Statements

(Tabular amounts are expressed in thousands of Canadian dollars unless otherwise indicated)

Years ended March 31, 2006, 2005 and 2004

2.    SIGNIFICANT ACCOUNTING POLICIES (continued)

(h) Revenue recognition (continued)

Research revenue derived from collaborative agreements is in the form of payments for research and development services provided by the Company and is recognized as the Company fulfills its obligations in accordance with the contractual arrangements.

Licensing revenue, in the form of non-refundable up-front payments and annual maintenance fees, is recognized at the date the license is granted, or the maintenance fee is due, unless there are specific events which must be completed under the terms of the licensing agreement, in which case, the appropriate portion of the revenue is recognized upon completion of each specific event.  If the events are to be delivered over a period of time, it is recognized over the term that the underlying benefit has been conferred. Non-refundable milestone payments are recognized upon the achievement of specified milestones within the agreement when the Company has no further involvement or obligation to perform related to that specific element of the arrangement.  Up-front payments, annual maintenance fees and milestone payments received which require the ongoing involvement of the Company are recorded as deferred revenue and amortized over the period of the ongoing involvement of the Company.

(i) Research and development costs

Research costs, other than capital expenditures that are included in property and equipment, are charged to operations as incurred.  Development costs are charged to operations in the period of the expenditure unless a development project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization.  At March 31, 2006 and 2005, no development costs have been deferred.

(j) Patents

Patent costs, incurred in the protection of intellectual property developed internally, are expensed in the period in which they are incurred.  The costs include those associated with the filing, prosecution and maintenance of patents in domestic and international jurisdictions.

(k) Foreign exchange

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date.  Revenue and expense items are translated at the average monthly exchange rate in effect at the date of the transaction.  Foreign exchange gains and losses are included in the determination of the net income or loss for the period.

(l) Loss per common share

Loss per common share is computed using the weighted average number of common shares outstanding during the period.  Diluted loss per common share is computed assuming all common shares related to the exercise of all options that have a dilutive effect have been issued at the later of the beginning of the period or the date of issuance.  Diluted loss per common share does not differ from loss per common share as the effect of common shares issuable upon the exercise of options would reduce the loss per common share.

(m) Stock-based compensation plans

The Company grants stock options to directors, officers, employees and consultants pursuant to the incentive stock option plan described in note 5(c).  The Company accounts for all stock-based payments to non-employees granted on or after April 1, 2001, using the fair value based method. For stock options awarded to

AnorMED Inc.

Notes to the Consolidated Financial Statements

(Tabular amounts are expressed in thousands of Canadian dollars unless otherwise indicated)

Years ended March 31, 2006, 2005 and 2004

2.    SIGNIFICANT ACCOUNTIG POLICIES (continued)

(m) Stock-based compensation plans (continued)

employees, the Company records compensation expense using the fair value method for options granted, modified or settled since April 1, 2003.  For stock options issued to employees during the period from April 1, 2001 to March 31, 2003, the Company discloses the pro forma net loss and loss per share impact of fair value accounting for stock options awarded in note 5(d).

Under the fair value based method, stock-based payments are measured at the fair value of the equity instruments issued, typically at the grant date, and amortized over the vesting period.

(n)

Future income taxes

The Company uses the asset and liability method of accounting for income taxes.  Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Future tax assets and liabilities are measured using enacted or substantively enacted Canadian tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  The effect on tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change was made.  Future income tax assets are recognized in the consolidated financial statements if realization is considered to be more likely than not.

(o)

Fair value of financial instruments

Carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, approximate fair value due to their short maturities.

(p)

Recent Canadian accounting pronouncement

Comprehensive income

In January 2005, new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) were released for accounting for comprehensive income (CICA Handbook Section 1530) and for the recognition and measurement of financial instruments (CICA Handbook Section 3855). These recommendations are required to be implemented at the beginning of the first fiscal year that commences on or after October 1, 2006, although early adoption is available.  The Company will adopt the recommendations as of April 1, 2006.

3.

LONG-TERM INVESTMENT

The Company’s long-term investment represents a portfolio investment of 243,711 Poniard Pharmaceuticals, Inc. (“Poniard”, formerly NeoRx Corporation) common shares, which is accounted for using the cost method.  The common shares were received as partial consideration when the Company licensed Picoplatin (formerly NX473) to Poniard in April 2004, as described in  note 7(b) to the consolidated financial statements.  The shares were originally recorded at their fair value upon acquisition of U.S.$4.10 per share and were classified as a short-term investment.

AnorMED Inc.

Notes to the Consolidated Financial Statements

(Tabular amounts are expressed in thousands of Canadian dollars unless otherwise indicated)

Years ended March 31, 2006, 2005 and 2004

3.    LONG-TERM INVESTMENT (continued)

At December 31, 2004, the Poniard common shares were reclassified as a long-term investment in order to reflect changes in management’s intentions with respect to the investment.  Management reviews the investment quarterly to assess the market fluctuations and determine whether any decline in the value is permanent or temporary.  There were no impairment charges recorded for the year ending March 31, 2006 (2005 - $984,000).

As at March 31, 2006, the investment had a carrying value of $282,000 and a quoted market value of $376,000.

4.   PROPERTY & EQUIPMENT

		Accumulated	Net book
March 31, 2006	Cost	amortization	value
Laboratory equipment	$4,549	$3,122	$1,427
Office equipment	1,111	502	609
Computer equipment	1,020	540	480
Computer software	1,323	726	597
Leasehold improvements	3,259	2,693	566
	$11,262	$7,583	$3,679

		Accumulated	Net book
March 31, 2005	Cost	amortization	value
Laboratory equipment	$4,508	$2,846	$1,662
Office equipment	936	448	488
Computer equipment	983	590	393
Computer software	922	738	184
Leasehold improvements	2,869	2,556	313
	$10,218	$7,178	$3,040

The Company did not have any equipment held under capital lease at March 31, 2006 or at March 31, 2005.

5.

SHARE CAPITAL

(a)

2006 Common share financing

On December 8, 2005, pursuant to an agreement with an underwriting syndicate, the Company issued 8,625,000 common shares at a price of $4.00 per share for gross proceeds of $34,500,000.  The Company incurred total share issue costs of $2,503,000 on the offering.

(b)

2004 Common share financing

On December 23, 2003, pursuant to an agreement with an underwriting syndicate, the Company issued 6,000,000 common shares at a price of $4.90 per share for gross proceeds of $29,400,000.  The Company incurred total share issue costs of $1,786,000 on the offering.

AnorMED Inc.

Notes to the Consolidated Financial Statements

(Tabular amounts are expressed in thousands of Canadian dollars unless otherwise indicated)

Years ended March 31, 2006, 2005 and 2004

5.

    SHARE CAPITAL  (continued)

(c)

Incentive stock option plan

The Company offers an incentive stock option plan that provides for the granting of options to directors, officers, employees and consultants.

Options to purchase common shares may be granted at an exercise price of each option equal to the market price of the Company’s common shares on the trading day immediately preceding the date of grant.  During the year ended March 31, 2005, the Company’s shareholders also approved an amendment to the incentive stock option plan which changed the contractual life of future option grants to five years from the original ten years (five years for consultants).  This change was approved by the shareholders on September 16, 2004, made retroactive to June 30, 2004, and is reflected in all of the weighted average assumptions listed below.   All of the shares available for issuance under the stock option plan are subject to vesting over a three year period.

A summary of the status of the Company’s incentive stock option plan as of March 31, 2006, March 31, 2005 and March 31, 2004 and changes during the periods ending on those dates is presented below:

	March 31, 2006		March 31, 2005		March 31, 2004
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Shares	price	Shares	price	Shares	price
Outstanding, beginning
of year	3,261,163	$6.15	2,954,870	$6.01	2,708,154	$6.55
Granted	426,800	4.25	413,490	7.31	328,850	3.03
Exercised	(737,962)	2.40	(71,895)	3.22	(7,000)	3.06
Cancelled	(64,851)	9.11	(35,302)	7.55	(75,134)	7.53
Outstanding, end of year	2,885,150	$6.73	3,261,163	$6.15	2,954,870	$6.01
Outstanding exercisable,
end of year	2,130,757	$7.29	2,539,206	$6.31	2,281,470	$6.42

The following table summarizes information relating to stock options outstanding at March 31, 2006:

	Options outstanding			Options exercisable
	Number	Weighted	Weighted	Number	Weighted
Range of	outstanding	average	average	exercisable	average
exercise	at March 31,	remaining	exercise	at March 31,	exercise
prices	2006	contractual life	price	2006	price
$1.75 to 4.50	1,506,356	4.18	$ 3.41	1,124,039	$3.28
$4.51 to 8.99	657,124	5.15	6.51	285,048	6.46
$9.00 to 20.10	721,670	4.70	13.86	721,670	13.86
$1.75 to 20.10	2,885,150	4.53	$ 6.73	2,130,757	$7.29

AnorMED Inc.

Notes to the Consolidated Financial Statements

(Tabular amounts are expressed in thousands of Canadian dollars unless otherwise indicated)

Years ended March 31, 2006, 2005 and 2004

5.    SHARE CAPITAL (continued)

(c)

Incentive stock option plan (continued)

As of March 31, 2006, the number of options issued and outstanding under the plan was 7.0% of the total issued and outstanding common shares.  These options expire at various dates from November 4, 2006 to June 9, 2014.

(d)

Stock-based compensation expense

The Company has recorded $17,000 (2005 - $42,000; 2004 - $22,000) of stock-based compensation to non-employees during the year ended March 31, 2006.  The stock-based compensation expense was calculated using the fair value method and was recognized in the consolidated financial statements as research and development expense.  There were no options issued to non-employees during the year ended March 31, 2006 (2005 – nil; 2004 - 20,000).

Compensation expense of $1,209,000 (2005 - $1,277,000; 2004 - $363,000) has also been recognized for employee stock-based awards granted, modified, or settled since April 1, 2003, using the fair value method.  The expense was recorded as personnel costs, in research and development expense $907,000 (2005 - $958,000; 2004 - $272,000) and in general and administrative expense $302,000 (2005 - $319,000; 2004 - $91,000), in the consolidated financial statements.

The following pro forma financial information reflects the pro forma net loss and loss per common share for stock-based awards granted subsequent to April 1, 2001 (the original adoption date of CICA Section 3870) through to March 31, 2003, had the Company recognized stock-based compensation using the fair value method to measure the compensatory value of employee stock-based compensation:

	2006	2005	2004
Net loss - as reported	$(41,467)	$(2,169)	$(17,531)
Add: Fair value of employee
stock-based compensation	(8)	(253)	(913)
Loss for the year - pro forma	$(41,475)	$(2,422)	$(18,444)
Loss per common share - as reported	$(1.20)	$(0.07)	$(0.64)
Loss per common share - pro forma	$(1.20)	$(0.07)	$(0.67)

The pro forma amounts exclude the effect of stock options granted prior to April 1, 2001, and may not be representative of future amounts since the estimated fair value of stock options is amortized to expense over the vesting period and additional options may be granted in future years.

The weighted average fair value of stock options granted during the year ended March 31, 2006 was $2.48 per share (2005 - $5.26; 2004 - $2.32).  The fair value of each stock option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

AnorMED Inc.

Notes to the Consolidated Financial Statements

(Tabular amounts are expressed in thousands of Canadian dollars unless otherwise indicated)

Years ended March 31, 2006, 2005 and 2004

5.    SHARE CAPITAL (continued)

(d)  Stock-based compensation expense (continued)

	2006	2005	2004
Expected life of the option in years	5.0	7.4	9.0
Volatility	67.85%	71.48%	75.81%
Dividend yield	0.0%	0.0%	0.0%
Risk-free interest rate	3.55%	4.30%	5.00%

(e)

Additional paid-in Capital

During the year, 737,962 options were exercised by employees, of which 15,578 options were granted after April 1, 2003.  Therefore, $33,000 previously recognized as additional paid-in capital was reclassified to share capital (2005 – 10,197 options generated $22,000 for reclassification).

(f)

Employee and director share purchase plan

The Company has adopted an employee and director share purchase plan (the “ESPP”) under which a total of 400,000 common shares have been reserved for issuance to eligible directors and employees who participate in the plan.  Under the ESPP, participants may purchase up to 10,000 common shares in any three year period.  Each purchase must be from treasury and shall be at a 15% discount to the market price of the common shares.

During the period ended March 31, 2006, 36,950 common shares were issued for proceeds of $131,000 (2005 – 17,450 common shares were issued for proceeds of $81,000; 2004 – 11,300 common shares were issued for proceeds of $43,000).

(g)

Shareholder rights plan

On February 2, 2006, the Company announced the adoption of a Shareholder Rights Plan (the "Rights Plan") effective February 2, 2006 and expiring on February 2, 2016.  The previous Rights Plan effective July 28, 2000 had to be reconfirmed with the shareholders after five years, but was not scheduled and consequently not reconfirmed at the Annual General Meeting held on July 28, 2005.  The new Rights Plan is required to be confirmed by the shareholders within six months of its adoption.

The Rights Plan is designed to protect shareholders of the Company from unfair, abusive or coercive take-over strategies, including the acquisition of control by a bidder in a transaction that may not treat all shareholders equally or fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control.

The rights issued to shareholders under the Rights Plan entitle their holders (other than the acquiror) under certain conditions to acquire common shares at a 50% discount from the then prevailing market price if a person or related group acquires 20% or more of the outstanding common shares.

The dilutive effects of the rights are not triggered by a Permitted Bid.  A Permitted Bid must meet certain requirements, including the requirement that a take-over bid circular be prepared in compliance with applicable securities laws to all shareholders and that the take-over bid remain open for 60 days.  If a bidder does not wish to make a Permitted Bid, the Board of Directors may still elect to redeem the rights or waive the application of the Rights Plan and allow the offer to proceed without dilution to the bidder.

AnorMED Inc.

Notes to the Consolidated Financial Statements

(Tabular amounts are expressed in thousands of Canadian dollars unless otherwise indicated)

Years ended March 31, 2006, 2005 and 2004

6.    INCOME TAXES

Income tax recoveries attributable to losses from operations differ from the amounts computed by applying the combined Canadian federal and provincial income tax rate of 34.48% (2005 – 35.62%; 2004 - 37.12%) to the net loss as follows:

	2006	2005	2004
Expected income tax recovery	$(14,298)	$(773)	$(6,508)
Increased (decreased) by:
Adjustment to future tax assets for
reduced tax rates	1,577	-	1,366
Increase in valuation allowance	13,217	133	5,638
Non-deductible stock-based
compensation	423	470	143
Other differences	(919)	170	(639)
	$-	$-	$-

The tax effects of temporary differences that give rise to significant components of the Company’s future tax assets and future tax liabilities are presented below:

	2006	2005	2004
Non-capital loss carryforwards	$23,939	$13,255	$15,585
Research and development expenditures	14,393	12,614	10,636
Capital and other long-term assets	7,029	6,819	6,097
Share issue costs	926	382	619
Total gross future tax assets	46,287	33,070	32,937
Valuation allowance	(46,287)	(33,070)	(32,937)
Net future tax assets	$-	$-	$-

As at March 31, 2006, the Company has $37,617,000 research and development expenditures available to reduce future taxable income, which have no expiry date.  The Company also has the following non-capital losses available to reduce future taxable income and investment tax credits available to reduce future taxes payable, which expire as follows:

AnorMED Inc.

Notes to the Consolidated Financial Statements

(Tabular amounts are expressed in thousands of Canadian dollars unless otherwise indicated)

Years ended March 31, 2006, 2005 and 2004

6.    INCOME TAXES (continued)

	Non-capital losses	Investment tax credits
2007	$-	$18
2008	6,282	272
2009	6,141	606
2010	13,025	1,210
2011	-	1,703
2012	-	2,455
2013	-	2,228
2014	11,893	1,903
2015	-	2,266
2016	32,862	2,542
	$70,203	$15,203

7.

COLLABORATIVE AGREEMENTS

(a)

Shire Pharmaceuticals Group Plc (“Shire”)

The Company has a licensing agreement with Shire that grants to Shire the exclusive worldwide license to the Company’s patents on rare-earth anti-hyperphosphatemia agents.  Under the terms of the agreement, Shire is responsible for funding further development expenditures and will pay the Company royalties on the net sales value of such agents’ sales made by Shire worldwide.

In March 2004, the Company and Shire agreed to amend the licensing agreement whereby the Company agreed to sell the global patents for FOSRENOLTM to U.K. based Shire and its wholly owned Netherlands based subsidiary, for up to U.S.$31,000,000 in milestone payments to be made upon regulatory approval in the United States, the European Union, and Japan.

Under the terms of the agreement, Shire will pay the Company U.S.$18,000,000 when FOSRENOL is approved in the United States, an aggregate of U.S.$7,000,000 when FOSRENOL is approved in the relevant EU countries and U.S.$6,000,000 to be paid upon approval in Japan.  In consideration of these payments, Shire's royalty obligations to the Company shall cease throughout the world.  The title to the patents will be transferred from AnorMED to Shire upon payment of milestones.

In October 2004, the Company received a milestone payment of U.S.$18,000,000 as a result of approval in the United States by the FDA.  Shire also exercised its option to purchase the Japanese patents and agreed to make a U.S.$6,000,000 milestone payment to the Company upon regulatory approval of FOSRENOL in Japan, for which approval has not yet been received.  In March 2004, the Company received U.S.$1,000,000 as a result of the first approval in Sweden.  No payments were received during the year ended March 31, 2006.

(b)

Poniard Pharmaceuticals, Inc. (“Poniard”)

In April 2004, we licensed Picoplatin (formerly NX473) to Poniard (formerly NeoRx Corporation).  Under the terms of the agreement, we received a one-time upfront milestone payment of U.S.$1 million cash and U.S.$1 million in Poniard common shares (see note 3 to the consolidated financial statements).  In addition, we are eligible to receive additional milestone payments of up to U.S.$13 million, payable in cash or a combination of cash and Poniard common shares.  Upon approval of the drug candidate by the FDA, we would receive royalty payments of up to 15% on product sales.  Poniard, a cancer therapeutics development company, was granted

AnorMED Inc.

Notes to the Consolidated Financial Statements

(Tabular amounts are expressed in thousands of Canadian dollars unless otherwise indicated)

Years ended March 31, 2006, 2005 and 2004

7.    COLLABORATIVE AGREEMENTS (continued)

(b) Poniard Pharmaceuticals, Inc. (“Poniard”) (continued)

exclusive global rights, excluding Japan, to develop, manufacture and commercialize Picoplatin for treatment of any human disease.  No payments were received during the year ended March 31, 2006.

(c)

Other

The Company enters into collaborative agreements with certain academic and corporate research organizations in the normal course of business that provide resources and expertise which complement and advance the Company’s research and development programs.  Under some of these agreements, the Company is obliged to pay or will receive royalties at various rates and based on various factors, on net sales to the extent a product incorporates patented or patentable technology developed at these laboratories.  As of March 31, 2006, no such royalties were payable or receivable under these contracts.  If all of the Company’s contractual obligations were satisfied, including full patient recruitment in all current clinical trials, the total committed expenditures outstanding under these contracts are approximately $10,240,000 at March 31, 2006 (2005 - $7,759,000; 2004 - $2,217,000), which are expected to be paid over the next two years.

8.

COMMITMENTS AND CONTINGENCIES

The Company leases its premises under an operating lease that expires on January 31, 2007, with an option to renew through 2022.  Future minimum lease payments are as follows:

Year ending March 31:
2007	$496

Rent expense is recorded in the financial statements for the years ended March 31 as follows:

	2006	2005	2004
Research and development	$584	$572	$576
General and administrative	195	190	192
	$779	$762	$768

The Company has provided a security deposit of $100,000 under the terms of an operating lease agreement.  These funds are held in trust and will be released to the Company on February 1, 2007.

As at March 31, 2006, the Company has material commitments for capital expenditures of approximately $579,000 (2005 – nil).   These commitments are expected to be paid over the next six months.

The Company estimates that approximately $450,000 in financial advisory costs have been committed as at March 31, 2006 with respect to the Special Meeting of Shareholders (refer to note 14 of the consolidated financial statements for more details).  In addition, subject to the Board of Director’s approval, the Company was contingently liable to reimburse the legal fees and associated costs of the parties that requisitioned the Special Meeting of Shareholders in the event that these parties were successful in electing a new Board of Directors.  As described in note 14 to the consolidated financial statements, these parties were successful and, as a consequence, the Company was liable to reimburse costs of $1,135,000.  Neither of these amounts were

AnorMED Inc.

Notes to the Consolidated Financial Statements

(Tabular amounts are expressed in thousands of Canadian dollars unless otherwise indicated)

Years ended March 31, 2006, 2005 and 2004

8.    COMMITMENTS AND CONTINGENCIES (continued)

accrued in these consolidated financial statements for the period ended March 31, 2006, but will be recognized concurrent with the substantive approval of the Board of Directors.  The committed and contingent costs are expected to be paid over the next six months.

9.    FINANCIAL INSTRUMENTS AND FINANCIAL RISK

For certain of the Company’s financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, security deposit and accounts payable and accrued liabilities, their carrying amounts approximate fair values due to their immediate or short terms to maturity.

Financial risk includes interest rate risk, credit risk and foreign exchange rate risk.  Interest rate risk arises due to the Company’s investments bearing fixed interest rates.  Credit risk arises due to the accounts receivable comprised of amounts owing from the Company’s collaborative agreements.  Foreign exchange rate risk arises as the Company purchases goods and services in both Canadian and U.S. dollars and earns a significant portion of its revenue in U.S. dollars.  Foreign exchange rate risk is managed by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency and entering into forward currency contracts and other financial derivatives to hedge foreign exchange rate risk.  As at March 31, 2006, the Company held no options to purchase U.S. dollars and has sold no contracts that will oblige the Company to purchase U.S. dollars.

10.

SEGMENTED INFORMATION

The Company operates in one industry segment which involves the research and development of small molecule therapeutics.  All of the Company’s operations, assets and the majority of its employees are located in Canada.  Revenues generated from research and licenses are attributed to countries based on the location of the Company’s collaborators as follows:

Revenue for the years ended March 31,	2006	2005	2004
United States	$295	$2,668	$440
Netherlands	-	21,600	1,145
United Kingdom	-	-	437
	$295	$24,268	$2,022

11.

SUPPLEMENTARY INFORMATION

(a)

Accounts payable and accrued liabilities

	2006	2005
Trade accounts payable	$2,669	$1,506
Collaborative agreements	2,584	1,598
Employee-related accruals	2,209	1,394
Other	1,572	211
	$9,034	$4,709

AnorMED Inc.

Notes to the Consolidated Financial Statements

(Tabular amounts are expressed in thousands of Canadian dollars unless otherwise indicated)

Years ended March 31, 2006, 2005 and 2004

11.   SUPPLEMENTARY INFORMATION (continued)

(b)

Supplementary information of cash flows

	2006	2005	2004
Interest received	$1,925	$1,375	$1,844
Interest paid	-	-	7

12.

COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform with the financial statement presentation adopted in the current period.

13.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”), which, in the case of the Company conforms in all material respects with generally accepted accounting principles in the United States (“U.S. GAAP”), except for the additional disclosure differences as set forth below:

(a)   Long-term investment

Under U.S. GAAP, Statement of Financial Accounting Standards No. 115 ‘Accounting for Certain Investments in Debt and Equity Securities’ prescribes that available-for-sale investments are marked to market with the resulting unrealized gains (losses) being recorded in other comprehensive income, and subsequently reclassified to earnings at the time they are realized.  Under Canadian GAAP, these investments are carried at the lower of cost and quoted market value and, when there is a loss in value that is other than a temporary decline, the investment is written down to recognize the loss.  The long-term investment in Poniard is classified as an available-for-sale equity investment.  For U.S. GAAP purposes, the investment would have been recorded at its fair value which would not have resulted in material differences to the consolidated financial statements.

(b)

 Stock-based compensation

(i) Under Canadian GAAP, the Company prospectively adopted the fair value method of accounting for employee stock-based compensation, effective April 1, 2003.  For U.S. GAAP purposes, the Company elected to prospectively adopt Statement of Financial Accounting Standard No. 148 (“SFAS 148”), ‘Accounting for Stock-Based Compensation – Transition and Disclosure’, an amendment to Statement of Financial Accounting Standard No. 123 (“SFAS 123”) ‘Accounting for Stock-Based Compensation’ for employee awards granted under its stock option plan, modified or settled subsequent to April 1, 2003.  As the Company has prospectively adopted comparable accounting standards for both U.S. GAAP and Canadian GAAP as of April 1, 2003, employee stock-based compensation expense amounted to $1,209,000 for both U.S. GAAP and Canadian GAAP for the year ended March 31, 2006 (2005 - $1,277,000; 2004 - $363,000).

(ii) Under U.S. GAAP, stock-based compensation to non-employees must be recorded at the fair value of the options granted on the earlier of the date at which a performance commitment is reached or the vesting date of the options.  This compensation is expensed over the vesting periods of each option grant.  Under Canadian GAAP, the Company prospectively adopted this policy, effective April 1, 2001. For the purposes of reconciliation to U.S. GAAP, the Company was not required to record additional compensation expense, in respect of options granted to non-employees prior to April 1, 2001, and as such, there are no measurement differences between Canadian and U.S. GAAP related to the stock-based compensation to non-employees.

AnorMED Inc.

Notes to the Consolidated Financial Statements

(Tabular amounts are expressed in thousands of Canadian dollars unless otherwise indicated)

Years ended March 31, 2006, 2005 and 2004

13.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(b)

 Stock-based compensation (continued)

iii) Prior to the adoption of SFAS 148, had compensation expense been determined based on fair value at the date of grant consistent with the measurement provisions of SFAS 123 for awards issued prior to April 1, 2003, loss for the year and loss per share under U.S. GAAP would have been the pro forma numbers indicated below:

	2006	2005	2004
Net loss under Canadian and U.S. GAAP
- as reported	$(41,467)	$(2,169)	$(17,531)
Additional employee stock-based
compensation expense under U.S. GAAP	(8)	(253)	(1,104)
Net loss under U.S. GAAP – pro forma	$(41,475)	$(2,422)	$(18,635)
Basic loss per common share under
Canadian and U.S. GAAP
- as reported	$(1.20)	$(0.07)	$(0.64)
Basic loss per common share under
U.S. GAAP - pro forma	$(1.20)	$(0.07)	$(0.67)

iv) For the purposes of determining fair value of stock options awarded under (a) (i), (ii), and (iii) above, the fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the weighted-average assumptions as in Note 5.

(c)   Recent U.S. accounting pronouncements

Stock-based compensation

In December 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment (“FAS 123R”) that addresses the accounting for share-based payments transactions in which a company receives employee services in exchange for (a) equity instruments of the company, or (b) liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments.  The new standard supersedes existing standards on stock-based compensation and is effective for interim or annual periods beginning after January 1, 2006.  This means that an entity must apply the guidance to all employee awards of share-based payment granted, modified, or settled in any interim or annual period beginning after January 1, 2006.  The cumulative effect of initially applying this standard must be recognized as of the required effective date as a cumulative effect of a change in accounting principle.  The Company believes that the adoption of FAS 123R will not have a material impact on its consolidated financial position.

14.   SUBSEQUENT EVENTS

(a)

Special Meeting of Shareholders

On April 21, 2006 a Special Meeting of Shareholders was held during which the parties that requisitioned the meeting were successful in electing a new Board of Directors. The Company estimates the total legal, financial advisory fees and other associated costs related to this meeting to be approximately $3,288,000.  Of this total approximately $1,313,000 was incurred and expensed in these consolidated financial statements for the period ended March 31, 2006. Subsequent to March 31, 2006, approximately $1,975,000 of additional legal and associated costs were incurred, of which $450,000 is committed and $1,135,000 is contingent as of March 31

AnorMED Inc.

Notes to the Consolidated Financial Statements

(Tabular amounts are expressed in thousands of Canadian dollars unless otherwise indicated)

Years ended March 31, 2006, 2005 and 2004

14.   SUBSEQUENT EVENTS (continued)

(a) Special Meeting of Shareholders (continued)

2006, as described in note 8 to the consolidated financial statements.  The remaining $390,000 of subsequent costs will be expensed in the first quarter of Fiscal 2007.

As a result of the change in composition of the Company’s Board of Directors approved at the meeting, certain change in control provisions in employment contracts for the Company’s Senior Management team and accelerated vesting provisions for existing stock options under the Company’s Incentive Stock Option Plan were triggered.  Under the terms of the agreements, retention bonuses of $2,050,000 (excluding the amounts described in note 14(b) below) will be payable to Senior Management if certain conditions are fulfilled and the vesting of 592,160 existing stock options for employees will accelerate and become fully exercisable on October 21, 2006.  The Company believes that the accelerated vesting will not have a material impact on its financial position.

(b)

Departures of Senior Management

Effective May 24, 2006, the Company’s President and CEO resigned.  Effective June 2, 2006, the Company’s Vice President of Corporate Development and Communications also terminated employment.  Due to the change of control provisions outlined in note 14 (a) above, the Company is contractually obligated to pay these individuals $709,000 in retention bonus and $494,000 in severance and benefits over the next twelve months with an additional $878,000 to be payable during the following two years, subject to a reduction if either executive finds new employment during the severance term.   The total of these payments of $2,081,000 will be expensed in the first quarter of Fiscal 2007.